UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

LABORATORY CORPORATION OF AMERICA HOLDINGS

(Name of Subject Company (Issuer))

LABORATORY CORPORATION OF AMERICA HOLDINGS

(Name of Filing Persons (Issuer))

Zero Coupon Convertible Subordinated Notes due 2021

(Title of Class of Securities)

50540R AG 7

(CUSIP Number of Class of Securities)

F. Samuel Eberts III Senior Vice President and Chief Legal Officer Laboratory Corporation of America Holdings 358 South Main Street Burlington, North Carolina 27215 (336) 229-1127

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Michael J. Silver William I. Intner Hogan Lovells US LLP 100 International Drive, Suite 2000 Baltimore, Maryland 21202 (410) 659-2700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$139,756,156.20	$16,225.69

*	Calculated solely for purposes of determining the filing fee. The purchase price of the Zero Coupon Convertible Subordinated Notes due 2021 (the “Notes”), as described herein, is $819.54 in cash per $1,000 principal amount at maturity of the Notes. As of August 10, 2011, there was $170,530,000 in aggregate principal amount at maturity of Notes outstanding.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $116.10 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $16,225.69	Filing Party: Laboratory Corporation of America Holdings
Form or Registration No.: Schedule TO	Date Filed: August 11, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate boxes below to designate the appropriate rule provisions relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 to Schedule TO-I (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO-I filed by Laboratory Corporation of America Holdings, a Delaware corporation (the “Company”), on August 11, 2011 (the “Schedule TO-I”). This Amendment relates to the obligation by the Company to purchase, at the option of the holders, the Zero Coupon Convertible Subordinated Notes due 2021 issued by the Company on October 23, 2006 (the “Notes”), upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Notes and the Company Notice, dated August 11, 2011 (the “Company Notice”, which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the “Put Option”). The Notes were issued pursuant to an Indenture, dated as of October 23, 2006 (the “Indenture”), between the Company and The Bank of New York Mellon (formerly known as The Bank of New York), a New York banking corporation (the “Trustee”).

This Amendment is being filed to amend and supplement certain provisions of the Schedule TO-I, to the extent set forth herein. Except as specifically provided herein, the information contained in the Schedule TO-I and the Put Option remains unchanged. This Amendment should be read in conjunction with the Schedule TO-I and the Put Option.

The Put Option expired at 5:00 p.m., New York City time, on Friday, September 9, 2011. On September 12, 2011, the Company issued a press release reporting the results of the Put Option. A copy of that press release is attached hereto as Exhibit (a)(5)(B) and is incorporated herein by reference.

This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO-I is hereby amended and supplemented by adding the following language:

The Put Option expired at 5:00 p.m., New York City time, on Friday, September 9, 2011. The Company has been advised by The Bank of New York Mellon (formerly known as The Bank of New York), as paying agent (the “Paying Agent”), that no Notes were tendered pursuant to the Put Option. Immediately after the expiration of the Put Option, $169,530,000 aggregate principal amount at maturity of the Notes remain outstanding.

Item 12. Exhibits.

Item 12 of the Schedule TO-I is hereby amended and supplemented by adding the following exhibit:

(a)(5)(B) Press release issued by the Company on September 12, 2011.

Item 13.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LABORATORY CORPORATION OF AMERICA HOLDINGS

By:	/s/ F. Samuel Eberts III
Name:	F. Samuel Eberts III
Title:	Senior Vice President and Chief Legal Officer

Dated: September 12, 2011

EXHIBIT INDEX

(a)(1)(A)* Company Notice to Holders of Zero Coupon Convertible Subordinated Notes due 2021, dated August 11, 2011.

(a)(5)(A)* Press release issued by the Company on August 11, 2011.

(a)(5)(B) Press release issued by the Company on September 12, 2011.

(d)* Indenture, dated as of October 23, 2006, between the Company and The Bank of New York Mellon (formerly known as The Bank of New York), as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 24, 2006).

*	Previously filed.